SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                           Amendment No. 13 (Final)
                                     to
                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Marietta Corporation
                             (Name of Issuer)

                        Common Stock, $.01 par value
                      (Title of Class of Securities)


                                 56763410
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)



                              August 30, 1995
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:   /_/

Check the following box if a fee is being paid with this
statement:   /_/



                          Page 1 of 12 pages

PAGE

                               SCHEDULE 13D

CUSIP No. 56763410                             Page 2 of    Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

                7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          108,900 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not Applicable
     REPORTING
     PERSON     10)  SHARED DISPOSITIVE POWER
     WITH            108,900 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     108,900     (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.0% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN
PAGE

                               SCHEDULE 13D

CUSIP No. 56763410                             Page 3 of    Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

                    7)   SOLE VOTING POWER
                         Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             49,600  (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               49,600  (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     49,600  (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

PAGE

                               SCHEDULE 13D
CUSIP No. 56763410                            Page 4 of    Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            108,900 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              108,900 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    108,900 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.0% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

PAGE

                               SCHEDULE 13D

CUSIP No. 56763410                          Page 5 of    Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

                    7) SOLE VOTING POWER
                       Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            158,500   (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              158,500   (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     158,500   (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

PAGE

                               SCHEDULE 13D

CUSIP No. 56763410                           Page 6 of    Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

                    7)  SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             158,500   (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               158,500   (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     158,500   (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN
PAGE

                          Amendment No. 13
                                  to
                            Schedule 13D

     This Amendment amends the Schedule 13D, dated January 20, 1995, as amended by Amendment No. 1 thereto dated February 15, 1995, Amendment No. 2 thereto dated March 6, 1995, Amendment
No. 3 thereto dated April 3, 1995, Amendment No. 4 thereto dated April 14, 1995, Amendment No. 5 thereto dated April 19, 1995, Amendment No. 6 thereto dated May 10, 1995, Amendment
No. 7 thereto dated May 11, 1995, Amendment No. 8 thereto dated May 17, 1995, Amendment No. 9 thereto dated July 6, 1995, Amendment No. 10 thereto dated August 1, 1995, Amendment No. 11 thereto dated August 21, 1995 and Amendment No. 12 thereto dated August 29, 1995 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein, with respect to the Common Stock, $.01 par value, of Marietta Corporation (the "Company"). Notwithstanding this Amendment, the Schedule 13D speaks as of its respective dates. Capitalized terms used without definition have the meanings assigned to them in the
Schedule 13D.

     Item 4 of the Schedule 13D, "Purpose of the Transaction," is hereby amended by adding the following at the end thereof:

     "On August 30, 1995, Dickstein Inc. issued a press release stating that, in light of the Company's announcement of the signing of a merger agreement with an affiliate of Mr. Barry Florescue, it had withdrawn its slate of nominees for the Company's 1995 Annual Meeting of Shareholders. A copy of the press release is attached as Exhibit 21 and incorporated herein by reference."

     Items 5(a), 5(c) and 5(e) of the Schedule 13D, "Interest in
Securities of the Issuer," are amended and restated in their entirety by the following:

    "(a)  The Reporting Persons beneficially own an aggregate of

158,500 shares of Common Stock, representing approximately 4.4% of the Common Stock outstanding, of which Dickstein & Co. owns

                                -7-
PAGE

108,900 shares, representing approximately 3.0% of the Common
Stock outstanding, and Dickstein International owns 49,600 shares, representing approximately 1.4% of the Common Stock outstanding.1/

- -------------
1/ Percentages are based upon 3,596,049 shares of Common Stock reported outstanding as of July 28, 1995 in the Company's Proxy
Statement dated August 14, 1995."

     "(c) Except as set forth on Schedule II hereto or as reported in previous amendments to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

     "(e) The Reporting Persons ceased to be beneficial owners of more than 5% of the Common Stock on August 30, 1995.
Accordingly, the Reporting Persons no longer have a reporting obligation under Section 13(d) of the Securities Exchange Act, and the Reporting Persons intend not to further amend their report on Schedule 13D to reflect changes in the facts set forth herein that may occur after the date hereof."

     Item 7 of the Schedule 13D, "Exhibits," is hereby amended by adding the following Exhibit:

Exhibit 21     Press Release, dated August 30, 1995.

                              SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  August 30, 1995


                              DICKSTEIN & CO., L.P.


                              By: Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P., the general partner
                              of Dickstein & Co., L.P.


                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN INTERNATIONAL LIMITED

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              agent of Dickstein International
                              Limited

                              /s/ Alan Cooper
                              Name:  Alan Cooper


                              DICKSTEIN PARTNERS, L.P.

                              By:  Alan Cooper, as Vice President
                              of Dickstein Partners Inc., the
                              general partner of Dickstein
                              Partners, L.P.

                              /s/ Alan Cooper
                              Name:  Alan Cooper







                              -9-
PAGE

                              DICKSTEIN PARTNERS INC.

                              By:  Alan Cooper, as Vice President

                              /s/ Alan Cooper
                              Name:  Alan Cooper

                              /s/ Mark Dickstein
                                  Mark Dickstein

                                            Schedule II

                      TRANSACTIONS IN COMMON
                             STOCK OF
                       MARIETTA CORPORATION


Shares Sold by Dickstein & Co., L.P.

           Number of
             Shares       Price Per                     Net
Date          Sold          share      Commission     Proceeds

8/30/95    43,000           8.61          25.00      370,119.00


Shares Sold by Dickstein International Limited

           Number of
             Shares       Price Per                     Net
Date          Sold          share      Commission     Proceeds

8/30/95    18,500           8.61          25.00      159,223.00